EXHIBIT

                               ACTIVA MUTUAL FUND

                                 CODE OF ETHICS

                                       FOR

                     SENIOR EXECUTIVE AND FINANCIAL OFFICERS

I.       INTRODUCTION

     The Board of Trustees of Activa Mutual Fund (the "Fund") has adopted this code of ethics (the "Code") as required by Section 406 of the Sarbanes-Oxley Act. The Code applies to the Fund's principal executive officer, principal financial officers, principal accounting officer or controller, or persons performing similar functions, regardless of whether these individuals are employed by the Fund or a third party (the "Covered Officers"). Covered Officers employed by the Fund are subject to separate and distinct obligations from this Code under a Code of Ethics adopted pursuant to Rule 17j-1 under the Investment Company Act of 1940 ("a7j-1 Code of Ethics"), policies to prevent the misuse of non-public information, and other internal compliance guidelines and policies that may be in effect from time to time.

     This Code is designed to promote:

o Honest and ethical conduct, including the ethical handling of conflicts of interest;

o Full, fair, accurate, timely, and understandable disclosure in reports and documents that the Fund files with, or submits to, the U.S. Securities and Exchange Commission, or in other public communications made by the Fund;

o    Compliance with applicable laws, governmental rules, and regulations;

o Prompt internal reporting to those identified in the Code of violations of the Code; and

o    Accountability for adherence to the Code.

II.      ACTUAL OR APPARENT CONFLICTS OF INTEREST

     Covered Officers should conduct all activities in accordance with the following principles:

     1. Shareholders' interests come first. In the course of fulfilling their duties and responsibilities to the Fund shareholders, Covered Officers

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          must at all times place the interests of Fund shareholders first. In particular, Covered Officers must avoid serving their own personal interests ahead of the interests of the Fund shareholders.

     2. Conflicts of interest must be avoided. Covered Officers must avoid any situation involving an actual or potential conflict of interest or possible impropriety with respect to their duties and responsibilities to Fund shareholders.

     3. Compromising situations must be avoided. Covered Officers must not take advantage of their position of trust and responsibility. Covered Officers must avoid any situation that might compromise or call into question their exercise of full independent judgment in the best interests of Fund shareholders.

     All activities of Covered Officers should be guided by and adhere to these fiduciary standards regardless of whether the activity is specifically described in this Code.

     It is acknowledged that certain Covered Officers may also be officers or employees of Activa Asset Management, LLC ("AAM"). Thus, there are inherent conflicts due to the contractual relationship between the Fund and AAM. These conflicts are subject to the conflict of interest provisions of the Investment Company Act and the Investment Advisers Act, and will be deemed to have been handled ethically if they are handled in accordance with the provisions of those Act.

III.     DISCLOSURE AND COMPLIANCE

     A. Each Covered Officer should be familiar with the disclosure requirements generally applicable to the Fund.

     B. Each Covered Officer should not knowingly misrepresent, or cause others to misrepresent, facts about the Fund to others, including to the Fund's directors and auditors, or to government regulators and self-regulatory organizations.

     C. Each Covered Officer should, to the extent appropriate within the Covered Officers area of responsibility, consult with other officers and employees of the Fund and advisers to the Fund with the goal of promoting full, fair, accurate, timely and understandable disclosure in the reports and documents the Fund files with, or submits to, the SEC and in other public communications made by the Fund.

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     D.   It is the responsibility of each Covered Officer to promote compliance with the standards and restrictions imposed by applicable laws, rules, regulations, and the 17j-1 Code of Ethics.

IV.      REPORTING AND ACCOUNTABILITY

     A.   Each Covered Officer must:

     1. Upon adoption or amendment of the Code (or thereafter as applicable, upon becoming a Covered Officer), affirm in writing that he or she has received, read, and understands the Code;

     2. Affirm at least annually in writing that he or she has complied with the requirements of the Code;

     3. Not retaliate against any other Covered Officer or any employee of the Fund for reports of potential violations of the Code that are made in good faith; and

     4. Notify the President of the Fund promptly if the Covered Officer knows of any violations of this Code.

     B. The Fund will use the following procedures in investigating and enforcing this Code.

     1. The President of the Fund is responsible for applying this Code to specific situations and has the authority to interpret this Code in any particular situation. All determinations made by the President will be reported to the Board of Trustees in an annual report regarding activities subject to the Code.

     2. The President will take all appropriate action to investigate any potential violations of the Code that are reported to him.

     3. If, after investigation, the President believes that no material violation of the Code has occurred, the President is not required to take any further action.

     4. Any matter that the President believes is a material violation of the Code will be reported to the Board of Trustees of the Fund.

     5. If the Board of Trustees of the Fund concurs that a material violation of the Code has occurred, the Board will consider appropriate action. Appropriate action may include reassignment, suspension, or dismissal of the applicable Covered Officer(s), or any other sanctions the Board deems appropriate. Appropriate action may also include

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          review of, and appropriate modifications to, applicable policies and procedures.

     6. Any changes to or waiver of this Code will, to the extent required, be disclosed as provided by SEC rules.

V.       OTHER POLICIES AND PROCEDURES

     This Code shall be the sole code of conduct adopted by the Fund for purposes of Section 406 of the Sarbanes-Oxley Act and the rules and forms applicable to registered investment companies thereunder. Insofar as other policies or procedures of the Fund, or its service providers, govern or purport to govern the behavior or activities of the Covered Officers, they are superseded by this Code to the extent that they overlap or conflict with the provisions of this Code.

     The Fund's 17j-1 Code of Ethics, policies to prevent the misuse of non-public information, and other internal compliance guidelines and policies that may be in effect from time to time are separate requirements applying to the Covered Officers who are employed by the Fund, and are not part of this Code.

VI.      AMENDMENTS

     This Code may not be amended except by the approval of a majority vote of the Fund's Board of Trustees. All amendments must be in writing and communicated promptly to the Covered Officers, who shall affirm receipt of the amended Code in accordance with Section IV.

VII.     CONFIDENTIALITY

     All reports and records prepared or maintained pursuant to this Code shall be considered confidential and shall be maintained and protected accordingly. Except as otherwise required by law or this Code, such matters shall not be disclosed to anyone other than the Fund's Board of Trustees.

Date: February 17, 2004

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